SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações S.A.
CNPJ/MF 02.558.124/0001 -12
N.I.R.E. 3330026237-7
A Public Company

MATERIAL FACT

Embratel Participações S.A. (“Company”), in compliance with the provisions of Instruction no. 358/02 of the Brazilian Securities and Exchange Commission, hereby announces to the public and to its shareholders that Teléfonos de México, S.A. de C.V. (“TELMEX”), as controlling shareholder of the Company, and Telmex Solutions Telecomunicações Ltda. (“Offeror”), as offeror of the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of the Company, launched concurrently in Brazil and the United States on October 3, 2006 (“Voluntary Tender Offer”), announced on November 7, 2006 that, after expiration of the offer period and following the auction carried out on that same date, the Offeror acquired 3,626,089,453 common shares and 234,765,943,746 preferred shares of the Company (including preferred shares represented by ADSs). As a result, TELMEX now holds, through its subsidiaries, 98.0% of all common shares and 94.7% of all preferred shares of the Company, representing approximately 96.4% of the total capital stock of the Company.

Considering that the number of shares acquired by the Offeror in the auction represents more than 2/3 of the publicly held shares of the Company prior to the auction, TELMEX and the Offeror announced additionally that:

(i) the first condition for the cancellation of the registration of the Company as a public company set forth in item 3.1 of the Notice of Voluntary Tender Offer has been satisfied;

(ii) for the next three months through February 7, 2007, the holders of the remaining publicly held common and preferred shares of the Company may sell their shares to the Offeror, at the Voluntary Tender Offer price, adjusted by the Brazilian monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date the tender offer was announced, up to the date of settlement of such sale, pursuant to item 7.2 of the Notice of Voluntary Tender Offer; and

(iii) the statement by the Brazilian Federal Telecommunications Agency – ANATEL with respect to the cancellation of the registration of the Company as a publicly held company in Brazil, as well as the other conditions set forth in item 3.1 of the Notice of Voluntary Tender Offer, are still pending.

Rio de Janeiro, November 7, 2006

Embratel Participações S.A.
Isaac Berensztejn
Investor Relations Officer

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.